UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

J.Crew Group, Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

46612H402
(CUSIP Number)

Mason Capital Management LLC
110 East 59th Street, 30th Floor
New York, New York 10022
212-771-1206
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46612H402	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Mason Capital Management LLC, in its capacity as investment manager for certain investment funds and managed accounts.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,114,335
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
6,114,335
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,114,335
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. 46612H402	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
Kenneth M. Garschina

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,114,335
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,114,335
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,114,335
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 46612H402	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
Michael E. Martino

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,114,335
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,114,335
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,114,335
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 46612H402	13D	Page 5 of 10 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, $.01 par value per share (“Common Stock”), of J.Crew Group, Inc., a Delaware Corporation with its principal executive offices located at 770 Broadway, New York, New York 10003.

Item 2.	Identity and Background.

(a)           This Schedule 13D is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the “Reporting Persons”) pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:  (i) Mason Capital Management LLC, a Delaware limited liability company (“Mason Capital Management”); (ii) Kenneth M. Garschina; and (iii) Michael E. Martino.

The Reporting Persons are filing this Schedule 13D with respect to:

(i) 1,598,182 shares of Common Stock directly owned by Mason Capital L.P., a Delaware limited partnership (“Mason Capital LP”);

(ii) 4,469,116 shares of Common Stock directly owned by Mason Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (“Mason Capital Master Fund”); and

(iii) 47,037 shares of Common Stock directly owned by certain other funds and accounts (the “Managed Accounts”).

Mason Management LLC, a Delaware limited liability company (“Mason Management”), is the general partner of each of Mason Capital Master Fund and Mason Capital LP.

Mason Capital Management is the investment manager of each of Mason Capital LP, Mason Capital Master Fund and the Managed Accounts and may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13D by virtue of the authority granted to Mason Capital Management by Mason Capital LP, Mason Capital Master Fund and the Managed Accounts to vote and dispose of such shares.  Mr. Garschina and Mr. Martino serve as the managing principals of Mason Management and Mason Capital Management and therefore may be deemed to have beneficial ownership over the shares of Common Stock reported in this Schedule 13D.

(b)           The business address of each of Mason Capital Management, Mr. Garschina, Mr. Martino, Mason Management, Mason Capital LP, Mason Capital Master Fund and the Managed Accounts is:

Mason Capital Management LLC
110 East 59th Street, 30th Floor
New York, New York 10022

(c)           Mason Capital Management is the investment manager of each of Mason Capital LP, Mason Capital Master Fund and the Managed Accounts.

The principal business of Mason Management is investment.

Each of Mason Capital LP and Mason Capital Master Fund is a privately owned investment limited partnership in the principal business of purchasing, selling or holding, for investment or speculation, securities for its own account.

The principal occupation of Mr. Garschina and Mr. Martino is to serve as the managing principals of Mason Capital Management and Mason Management.

CUSIP No. 46612H402	13D	Page 6 of 10 Pages

(d)           None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Item 2(a) above, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Item 2(a) above, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Garschina and Mr. Martino are both citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate amount of funds used to purchase the Common Stock of the Company listed in Item 5(a)(i) was approximately $268,409,065.  The source of funds used by the Reporting Persons for the purchase of the Common Stock of the Company listed in Item 5(a)(i) was the respective working capital of the following persons:  (i) approximately $69,601,131 of working capital of Mason Capital LP; (ii) approximately $194,463,001 working capital of Mason Capital Master Fund and (iii) approximately $2,048,156 of working capital of the Managed Accounts.  Working capital in each of these cases was provided by capital contributions of partners, unitholders or shareholders, as the case may be, and internally generated funds.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of the Company described in Item 5 of this Statement for investment purposes.

On November 23, 2010, the Company accepted an offer to acquire all outstanding shares of Common Stock of the Company by a consortium of private equity groups when it entered into an Agreement and Plan of Merger (as amended, the “merger agreement”).  The transaction contemplated under the merger agreement (the “transaction”) is the subject of shareholders’ litigation now pending in the Court of Chancery in the State of Delaware (In re J. Crew Group, Inc. Shareholders Litigation, C.A. No. 6043-VCS).

On February 11, 2011, Michael Martino, as Managing Member of Mason Capital Management, delivered a letter to the Board of Directors (the “Board”) of the Company, urging the Board to increase the price to be paid to all shareholders of the Company in the transaction under the proposed settlement of the shareholders’ litigation and advising the Board that Mason Capital Management will oppose the consummation of the transaction at the current price.  A copy of the letter is attached as Exhibit C to this Schedule and is incorporated by reference into this Item 4 as if set out herein in full.

On February 25, 2011, the Reporting Persons caused written demands to be delivered to the Company asserting appraisal rights under Section 262 of the Delaware General Corporation Law with respect to the Common Stock deemed to be beneficially owned by the Reporting Persons.

On March 1, 2011, consistent with the exercise of appraisal rights, the Reporting Persons voted against the adoption of the merger agreement at the special meeting of the Company’s shareholders.

The Reporting Persons reserve the right to purchase additional shares of Common Stock, either separately or together with other persons, to sell all or some of the shares of Common Stock beneficially owned by them or to otherwise trade in the shares of Common Stock, in open market or private transactions, provided that in their judgment such transactions present an attractive (long- or short-term) opportunity for profit.  The Reporting Persons also reserve the right to acquire or dispose of derivatives or other instruments related to shares of Common Stock or other securities of the Company, provided that in their judgment such transactions are advisable.

CUSIP No. 46612H402	13D	Page 7 of 10 Pages

Except as described above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to those enumerated in clauses (a)-(i) above.

The Reporting Persons reserve the right to consider, either separately or together with other persons, plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a)-(j) above in the future depending upon then existing factors, including without limitation the market for the shares of Common Stock, the Company’s then prospects, alternative investment opportunities, general economic and money-market investment conditions and other factors deemed relevant from time to time.

Item 5.	Interest in Securities of the Issuer.

(a)           (i) Mason Capital Management may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 6,114,335 shares of Common Stock, which constitute approximately 9.6% of the issued and outstanding shares of Common Stock.

(ii) Mr. Garschina may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 6,114,335 shares of Common Stock, which constitute approximately 9.6% of the issued and outstanding shares of Common Stock.

CUSIP No. 46612H402	13D	Page 8 of 10 Pages

(iii) Mr. Martino may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 6,114,335 shares of Common Stock, which constitute approximately 9.6% of the issued and outstanding shares of Common Stock.

(iv) Mason Capital LP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,598,182 shares of Common Stock, which constitute approximately 2.5% of the issued and outstanding shares of Common Stock.  As the general partner of Mason Capital LP, Mason Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Mason Capital LP.

(v) Mason Capital Master Fund may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,469,116 shares of Common Stock, which constitute approximately 7.0% of the issued and outstanding shares of Common Stock.  As the general partner of Mason Capital Master Fund, Mason Management may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Mason Capital Master Fund.

The number of shares of Common Stock beneficially owned and the percentage of outstanding shares of Common Stock represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  The percentages of ownership described above are based on 63,934,844 shares of Common Stock outstanding as of November 19, 2010, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 7, 2010.

(b)           (i) Mason Capital Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 6,114,335 shares of Common Stock, which constitute approximately 9.6% of the issued and outstanding shares of Common Stock.

(ii) Mr. Garschina may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 6,114,335 shares of Common Stock, which constitute approximately 9.6% of the issued and outstanding shares of Common Stock.

(iii) Mr. Martino may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 6,114,335 shares of Common Stock, which constitute approximately 9.6% of the issued and outstanding shares of Common Stock.

(iv) Mason Capital LP may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,598,182 shares of Common Stock, which constitute approximately 2.5% of the issued and outstanding shares of Common Stock.  As the general partner of Mason Capital LP, Mason Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,598,182 shares of Common Stock.

(iv) Mason Capital Master Fund may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 4,469,116 shares of Common Stock, which constitute approximately 7.0% of the issued and outstanding shares of Common Stock.  As the general partner of Mason Capital Master Fund, Mason Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 4,469,116 shares of Common Stock.

(c)           Information with respect to all transactions in shares of Common Stock which were effected since the Amendment No. 2 to Schedule 13D was filed with the SEC on February 25, 2011 by each of the Reporting Persons is set forth on Exhibit B annexed hereto and incorporated herein by reference.

CUSIP No. 46612H402	13D	Page 9 of 10 Pages

(d)           The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Persons is held by Mason Capital LP, Mason Capital Master Fund or the Managed Accounts, as the case may be, all of which are the advisory clients of Mason Capital Management.  The Reporting Persons disclaim beneficial ownership of all shares of Common Stock reported in this Schedule 13D pursuant to Rule 13d-4 under the Exchange Act.

Except as set forth in this Item 5(d), to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issues

The information provided in response to Items 4 and 7 are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Schedule 13D Joint Filing Agreement, dated as of January 18, 2011 (previously filed as Exhibit A to the Schedule 13D filed with the SEC on January 18, 2011)

Exhibit B	Information with Respect to Transactions Effected Since the Amendment No. 2 to Schedule 13D

Exhibit C	Letter to the Board of Directors of J.Crew Group, Inc., dated February 11, 2011 (previously filed as Exhibit C to the Amendment to Schedule 13D filed with the SEC on February 11, 2011)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 7, 2011

MASON CAPITAL MANAGEMENT LLC

By:	/s/ John Grizzetti
Name:	John Grizzetti
Title:	Chief Financial Officer

/s/ Kenneth M. Garschina
Kenneth M. Garschina

/s/ Michael E. Martino
Michael E. Martino

EXHIBIT B

INFORMATION WITH RESPECT TO TRANSACTIONS
EFFECTED SINCE THE AMENDMENT NO. 2 TO SCHEDULE 13D
FILED WITH THE SEC ON FEBRUARY 25, 2011

Trade Date	Transaction	Total Quantity	Unit Price
03/02/2011	Buy	165,213	43.54
03/02/2011	Buy	8,900	43.55
03/02/2011	Buy	67,100	43.55
03/03/2011	Buy	87,000	43.55
03/03/2011	Buy	139,812	43.55
03/04/2011	Buy	541,300	43.54
03/04/2011	Buy	100,000	43.55
03/04/2011	Buy	100,000	43.55
03/04/2011	Buy	100,000	43.54

All of the above transactions were effected on the New York Stock Exchange.